787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 15, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keira Nakada

Rufus Decker

Alyssa Wall

Mara Ransom

Re:	Ingram Micro Holding Corporation

Registration Statement on Form S-1

Submitted September 30, 2024

File No. 333-282404

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated October 9, 2024, relating to the above referenced Registration Statement on Form S-1 submitted on September 30, 2024 (the “Registration Statement”).

In connection with such responses, the Company will be submitting, electronically via EDGAR, the Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”). In addition to addressing the Staff’s comments, the Company has revised the Amendment to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS  CHICAGO  DALLAS  FRANKFURT  HOUSTON  LONDON  LOS ANGELES  MILAN

MUNICH  NEW YORK  PALO ALTO  PARIS  ROME  SAN FRANCISCO  WASHINGTON

Securities and Exchange Commission

October 15, 2024

Summary

Recent Developments

Preliminary Estimated Operating Results for the Thirteen Weeks Ended September 28, 2024, page 12

1.

Please remove your statement that readers should not place undue reliance on your preliminary estimates, as investors should be able to rely on the information presented. Please also clearly state, if true, that the basic and diluted earnings per share information gives effect to the stock split discussed on page 22.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages 12 and 13 of the Amendment.

The Offering, page 19

2.

Page 22 indicates that a stock split will occur in conjunction with this offering. If it occurs prior to the effectiveness of this registration statement, please also revise your financial statements to give retroactive effect to the stock split. Otherwise, disclose, if true, that the stock split will occur after the effectiveness of this registration statement, but prior to the consummation of this offering. Refer to ASC 260-10-55-12 and SAB Topic 4:C.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure on pages v and 24 of the Amendment.

Risk Factors

Risks Related to Our Reliance on Third Parties

We face a variety of risks in our reliance on third-party service companies..., page 57

3.

We note your amended disclosure in response to prior comment 1. Please expand your disclosure to identify the major, large-scale cloud service provider that hosts Ingram Micro Xvantage. To provide additional context to investors, please also explain the applicable licensing terms or arrangements with such provider.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has expanded its existing disclosures on pages 59 and 153 of the Amendment that describe the Company’s use of AI within its Xvantage platform to: (i) identify Google as the cloud service provider referred to within the risk factors, (ii) describe the licensing terms applicable to the Company’s use of the Google Cloud Platform and its associated tools and (iii) describe additional risks associated with using a cloud provider to host a platform.

* *  * *

Securities and Exchange Commission

October 15, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation